Exhibit 99.1

e-FUTURE INFORMATION TECH INC.
SCHEDULE II
VALUATION AND QUALIFYING ACCOUNTS

Fiscal Year	Description	Balance at Beginning of Period	Charged to Bad Debt Expense	Written-Offs Charged to Allowance	Balance at End of Period
Trade Receivables
2007	Allowance for doubtful accounts	¥2,109,910	¥1,998,090	¥(587,898)	¥4,695,898
2006	Allowance for doubtful accounts	960,682	757,516	(391,712)	2,109,910
2005	Allowance for doubtful accounts	513,178	1,148,588	701,054	960,682